SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2006

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-128225 and Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.



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                        MER Telemanagement Solutions Ltd.



6-K Items

     1. Press release re MTS and Airspan Partner to Offer a Complete End-to-End Solution for Service Providers dated February 28, 2006.

                                                                          ITEM 1

Press Release                          Source: Mer Telemanagement Solutions Ltd.

MTS and Airspan Partner to Offer a Complete End-to-End Solution for Service Providers

Tuesday February 28, 8:00 am ET

- The MTS Total-e Suite Combined with the Airspan Switch Provides an Integrated Turnkey Solution -

- Airspan to Demonstrate Joint Solution at CeBIT Trade Show, March 9 - 15 in Hannover, Germany -

RA'ANANA, Israel and FAIR LAWN, N.J., Feb. 28 /PRNewswire-FirstCall/ -- MTS -- Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a global provider of business support systems (BSS) for comprehensive telecommunication management and customer care & billing solutions, and Airspan Networks, Inc. of Boca Raton, FL (Nasdaq: AIRN - News), are joining forces to offer service providers a complete end-to-end solution for low cost telecommunications service using the Voice over the Internet Protocol (VoIP). This joint solution already has been implemented very successfully on projects in the US and in Central America, and is currently being implemented on several projects with varying numbers of ports.

Together the combined MTS and Airspan solution provides several unique value-added advantages over other vendor offerings, namely a fully web based system that can be controlled remotely for administration as well as network adjustments. The open environment provides a scalable, agile solution architecture that enables the user -- customers with Class 4, Class 5 and IP-CENTREX solutions, including Softswitch capabilities -- to add additional features and capabilities. Additionally, the solution allows for IN integration with the SS7 network enabling it to define users' profiles according to white/black book. This is a comprehensive solution for managing, controlling, and billing a VoIP network.

Airspan will demonstrate this joint solution at the CeBIT trade show, March 9 - 15 in Hannover, Germany. The Airspan booth -- located in Hall 13, Stand D57 -- is part of the VoIP Central at CeBIT exhibition, which will showcase leading edge IP Communications technology from around the world.

Alex Paz, Vice President, Airspan AS.TONE Business Development, noted, "We can now offer our customers a complete turnkey solution that they can start operating immediately knowing that all the pieces are working together. By having an experienced partner like MTS provide its know-how in telecom billing solutions, assures Airspan customers that they are receiving the best value for their money."

Hanoch Magid, MTS, Vice President Sales and Marketing, sees this as a great opportunity for service providers to get a ready-made, operational end-to-end solution. "The MTS customer care module enables carriers and service providers to easily manage their customers' queries while enhancing those relationships by being closer to the user and more flexible to changes in the marketplace. Our Enhanced Web Self Care Module allows the end user to monitor and acquire new services directly through their provider's web site. Similarly, carriers and service providers can manage the entire relationship with end-users and partners, driving business and customer loyalty while combating churn."

The Airspan AS.TONE Softswitch platform is a carrier class, turnkey solution that provides carriers with Class 4 and Class 5 solutions. The AS.TONE design provides customers: carriers, next-generation telcos, cellular providers and ITSPs with a wide range of solutions with the best price/performance system for IP telephony. AS.TONE, a scalable solution with no single point of failure, presents a robust support system starting with several hundreds of ports up to hundreds of thousands of ports using a unique redundant topology.

The AS.TONE solution enables communication between multiple entities, such as gateways and IP phones while providing Class 5, IP-PBX and Class 4 services that supply terminal and gateway registration, address resolution, admission control and bandwidth control. It is a fully redundant solution that is H.323, SIP and MGCP protocol compliant, providing enhanced solutions for Carriers, Cellular providers and ITSPs. A customer can configure his network using Redundant Topology and Load Sharing architecture for Carrier Class reliability by pre-defining an Alternative Softswitch topology. Additionally, the solution provides the carrier the capability to fully integrate with SS7 networks and to implement Destination Point Code (DPC) based routing.

The MTS Total-e billing solution is designed to provide a converged bill of all the usage expenses of a user including landline, wireless, Value- Added Services/Content, IPTV, VoIP and data. The solution provides for mobile fixed-wireless and long distance billing to their subscribers for both pre-paid and post-paid services. The platform's interconnect billing capability is ideally suited for carriers and service providers wishing to reduce leakage in dealing with partner relationships, and offers a real money-savings alternative. MTS has implemented a sophisticated solution for the new Value-Added Services that consists of a powerful rating system that can be integrated into a carrier or service provider's main legacy billing system to reduce the risk and time to market of the new services. The solution allows carriers and service providers to bill for new services such as Video on Demand, Music on Demand, News on Demand, Digital and Analog Video Channels and other interactive Value-Added Services. Additional value-added services such as SMS, MMS, WAP that are delivered via an Intelligent Network, calling cards and/or Next generation services can also be billed.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a global provider of business support systems for comprehensive telecommunication management and customer care & billing solutions. MTS' business support system is a full-featured customized solution for telecommunications management, Interconnect and customer care & billing. Its telecommunications expense management solution is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology operations, and to significantly reduce associated costs. Its service providers and carriers solutions are used to support sophisticated billing, web-based self-provisioning, partners management and interconnect billing.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the United States, Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS' shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com

About Airspan Networks

Airspan Networks provides fixed and wireless voice and data systems and solutions, including Voice Over IP (VoIP). Its wireless products serve operators around the world in both licensed and unlicensed frequency bands between 700 MHz and 6 GHz, including both PCS and 3.5GHz international bands. Airspan has a strong wireless product roadmap that includes offerings compliant with the new WiMAX 802.16-2004 standard, and software upgradeability to 802.16e from the time the WiMAX products are introduced. Airspan is on the Board and a founder member of the WiMAX Forum. Through its newly acquired Radionet division, the company also offers 802.11-based metrozone networks and applications for various enterprise vertical markets. The Company has deployments with more than 300 operators in more than 95 countries. Airspan's wireless systems are based on radio technology that delivers excellent area coverage, high security and resistance to fading. These systems can be deployed rapidly and cost effectively, providing an attractive alternative to traditional wired communications networks. Airspan's new AS.TONE VoIP system is a carrier class, turnkey solution that provides carriers with Class 4, Class 5 and IP-Centrex solutions and has a Softswitch and Gateways supporting SIP/H323 and SIP. AS.TONE's design provides customers; carriers, next generation telcos, cellular providers and ITSP with a wide range of solutions with the best price/performance system for IP telephony. Airspan also offers radio planning, network installation, integration, training and support services to facilitate the deployment and operation of its systems. Airspan is headquartered in Boca Raton, Florida with its main operations center in Uxbridge, United Kingdom.

More information on Airspan can be found at http://www.airspan.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

    Contacts:
     MTS:                               Airspan:
     Shlomi Hagai                       Peter Aronstam
     Corporate COO & CFO                Senior Vice President & Chief
                                        Financial Officer
     MTS - MER Telemanagement Solutions Airspan Networks, Inc.
     Tel: +972-9762-1733                Tel: +1-561 893-8682
     Email: Shlomi.Hagai@mtsint.com     Email: paronstam@airspan.com


     MTS Investor Relations:            Airspan Sales:
     Kathy Price                        Alex Paz
     Managing Director                  Vice President, AS.TONE Business
                                        Development
     The Global Consulting Group        Airspan Networks, Inc.
     Tel: +1 646-284-9430               Email: apaz@airspan.com
     Email: kprice@hfgcg.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                  (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                Eytan Bar
                                                President and
                                                Chief Executive Officer



Date: February 28, 2006